Credit Suisse Securities (USA) LLC
Eleven Madison Avenue, New York, NY 10010-3629

Merrill Lynch, Pierce, Fenner & Smith Incorporated
One Bryant Park, New York, NY 10036

J.P. Morgan Securities LLC
383 Madison Avenue, New York, NY 10179

December 12, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Sonia Gupta Barros, Special Counsel
Erin E. Martin, Attorney-Advisor

	Re:	Silver Bay Realty Trust Corp.
Registration Statement on Form S-11 (File No. 333-183838)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Silver Bay Realty Trust Corp. that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on December 13, 2012 or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Act:

(i)            Dates of distribution:  December 4, 2012 through the date hereof.

(ii)           Number of prospectuses distributed:  a total of approximately 5,100 copies were distributed to prospective underwriters, institutional investors, dealers and others.

(iii)          We have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

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Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
J.P. MORGAN SECURITIES LLC

As Representatives of the Underwriters

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Stephanie M. Ruiz
	Name:	Stephanie M. Ruiz
	Title:	Managing Director

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Michele A. H. Allong
	Name:	Michele A. H. Allong
	Title:	Authorized Signatory

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Eddy Allegaert
	Name:	Eddy Allegaert
	Title:	Managing Director

[SIGNATURE PAGE TO ACCELERATION REQUEST]